NEWS RELEASE

INTEROIL SETS FIRST QUARTER 2013 CONFERENCE CALL DATE

Port Moresby and Houston, TX -- May 6, 2013 -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC), announces that it will release financial and operating results for the first quarter of 2013 after the market closes for trading on Monday, May 13, 2013, with full text of the news release and accompanying financials available on the company’s website at www.interoil.com. A conference call will be held on Tuesday, May 14, 2013, at 7:30 a.m. Central (8:30 a.m. Eastern) to discuss the financial and operating results, as well as the company’s outlook.

The conference call can be heard through a live audio web cast on the company’s website at www.interoil.com or accessed by dialing (612) 332-0725. A replay of the broadcast will be available soon afterwards on the website.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea. InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews Vice President Capital Markets Wayne.Andrews@InterOil.com The Woodlands, TX USA Phone: +1-281-292-1800	Meg LaSalle Investor Relations Coordinator Meg.LaSalle@InterOil.com The Woodlands, TX USA Phone: +1-281-292-1800

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